*(Convenience Translation into English from the Original Previously Issued in Portuguese)*

# Klabin S.A.

*Quarterly Financial Information for the Three-month Period Ended March 31, 2004 and Independent Accountants' Review Report*



Deloitte Touche Tohmatsu Auditores Independentes

Deloitte.

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1981
04717-004 - São Paulo - SP
Brasil

Tel.: +55 (11) 5185 2444
Fax: +55 (11) 5181 2911
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors and Shareholders of
Klabin S.A.
São Paulo - SP

1. We have reviewed the accompanying quarterly financial information (ITR) of Klabin S.A. (the "Company") and its subsidiaries as of and for the three-month period ended March 31, 2004, consisting of the balance sheet as of March 31, 2004 and the statement of income for the three-month period then ended, Company and consolidated, and the performance reports, prepared in conformity with Brazilian accounting practices. This information is the responsibility of the Company's management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON) and the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas about the criteria adopted in preparing the quarterly financial information, and (b) review of the information and subsequent events that have or may have material effects on the financial position and operations of the Company and its subsidiaries.

3. Based on our review, we are not aware of any material modifications that should be made to the quarterly financial information referred to in paragraph 1 for it to be in conformity with accounting practices established by Brazilian corporate law and standards issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory quarterly information.

4. The individual and consolidated balance sheets as of December 31, 2003, presented for comparative purposes, were audited by other auditors, whose report thereon, dated February 16, 2004, contained an emphasis paragraph regarding the noncomparability of the financial statements for the years ended December 31, 2003 and 2002 due to the sale of investments and other assets. The individual and consolidated statements of income for the three-month period ended March 31, 2003, presented for comparative purposes, were reviewed by other auditors, whose report thereon, dated April 25, 2003, was qualified as to the incorrect classification of loans and financing, amounting to R$ 747,268,000, in long-term liabilities, uncertainties concerning the realizability of the investment of R$ 59,204,000 in Argentina, and emphasis about the Company's continuance as a going concern.

5. The accompanying quarterly financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, April 23, 2004

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Eduardo Jorge Costa Martins
Engagement Partner

(Convenience Translation from the Original Previously Issued in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM) (Unaudited)
QUARTERLY FINANCIAL INFORMATION (ITR) 3/31/2004 Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES



## 01.01 - IDENTIFICATION

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ) |
|---|---|---|
| 01265-3 | KLABIN S.A. | 89.637.490/0001-45 |
| 4 – STATE REGISTRATION NUMBER (NIRE) 35300188349 | | |

## 01.02 – HEAD OFFICE

| 1 – ADDRESS | 2 – SUBURB OR DISTRICT | | | |
|---|---|---|---|---|
| RUA FORMOSA Nº 367 – 12º ANDAR | CENTRO | | | |
| 3 – POSTAL CODE | 4 - MUNICIPALITY | | | 5 – STATE |
| 01075-900 | SÃO PAULO | | | SP |
| 6-AREA CODE | 7 – TELEPHONE | 8 – TELEPHONE | 9 – TELEPHONE | 10 – TELEX |
| 011 | 3225-4000 | | | |
| 11-AREA CODE | 12 – FAX | 13 – FAX | 14 – FAX | |
| 011 | 3225-4241 | | | |
| 15 – E-MAIL | | | | |
| klabin@klabin.com.br | | | | |

## 01.03 – INVESTOR RELATIONS OFFICER (Company Mail Address)

| 1 – NAME | | | | |
|---|---|---|---|---|
| RONALD SECKELMANN | | | | |
| 2 – ADDRESS | 3 – SUBURB OR DISTRICT | | | |
| RUA FORMOSA Nº 367 – 12º ANDAR | CENTRO | | | |
| 4 – POSTAL CODE | 5 - - MUNICIPALITY | | | 6 – STATE |
| 01075-900 | SÃO PAULO | | | SP |
| 7-AREA CODE | 8 – TELEPHONE | 9 – TELEPHONE | 10 – TELEPHONE | 11 – TELEX |
| 011 | 3225-4019 | | | |
| 12-AREA CODE | 13 – FAX | 14 – FAX | 15 – FAX | |
| 011 | 3225-4241 | | | |
| 16 – E-MAIL | | | | |
| rseckelmann@klabin.com.br | | | | |

## 01.04 – GENERAL INFORMATION /INDEPENDENT ACOUNTANT

| CURRENT YEAR | | CURRENT QUARTER | | | | PRIOR QUARTER | |
|---|---|---|---|---|---|---|---|
| 1 - BEGINNING | 2 – END | 3 - NUMBER | 4 - BEGINNING | 5 - END | 6 - NUMBER | 7 - BEGINNING | 8 – END |
| 1/01/2004 | 12/31/2004 | 1 | 1/01/2004 | 3/31/2004 | 4 | 10/01/2003 | 12/31/2003 |

| 9 - INDEPENDENT ACCOUNTANT | 10 - CVM CODE |
|---|---|
| Deloitte Touche Tohmatsu Auditores Independentes | 00385-9 |
| 11 - PARTNER RESPONSIBLE | 12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE |
| Eduardo Jorge Costa Martins | 066.557.558-08 |

(Convenience Translation from the Original Previously Issued in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM) (Unaudited)
QUARTERLY FINANCIAL INFORMATION (ITR) 3/31/2004 Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

## 01.01 - IDENTIFICATION

| 1 - CVM CODE | 2 - COMPANY NAME | 3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ) |
|---|---|---|
| 01265-3 | KLABIN S.A. | 89.637.490/0001-45 |

## 01.05 – CAPITAL COMPOSITION

| NUMBER OF SHARES (thousand) | 1 - CURRENT QUARTER 3/31/2004 | 2 - PRIOR QUARTER 12/31/2003 | 3 - SAME QUARTER IN PRIOR YEAR 3/31/2003 |
|---|---|---|---|
| **Paid-up capital** | | | |
| 1 – Common | 317.049 | 317.049 | 317.049 |
| 2 – Preferred | 601.751 | 601.751 | 601.751 |
| 3 – Total | 918.800 | 918.800 | 918.800 |
| **Treasury stock** | | | |
| 4 – Common | 222 | 222 | 222 |
| 5 – Preferred | 895 | 895 | 895 |
| 6 – Total | 1.117 | 1.117 | 1.117 |

## 01.06 – CHARACTERISTICS OF THE COMPANY

| |
|---|
| 1 – TYPE OF COMPANY<br>Commercial, Industrial and Other |
| 2 – SITUATION<br>Operating |
| 3 – NATURE OF OWNERSHIP<br>Private National |
| 4 – ACTIVITY CODE<br>104 – Paper and Pulp Industry |
| 5 – MAIN ACTIIVITY<br>Paper, pulp, packaging, forestation and reforestation |
| 6 – TYPE OF CONSOLIDATION<br>Full consolidation |
| 7 – TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS<br>Without exceptions |

## 01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

| 1 - ITEM | 2 – CNPJ | 3 – COMPANY NAME |
|---|---|---|

## 01.08 – DIVIDENDS APPROVED AND/OR PAID

| 1 - ITEM | 2 – EVENT | 3 – DATE APPROVED | 4 - TYPE | 5 – DATE OF PAYMENT | 6 – TYPE OF SHARE | 7 – AMOUNT PER SHARE |
|---|---|---|---|---|---|---|
| 01 | Board of Directors' Meeting | 3/23/2004 | Dividend | 4/12/2004 | COMMON | 0,2047900000 |
| 02 | Board of Directors' Meeting | 3/23/2004 | Dividend | 4/12/2004 | PREFERRED | 0,2252700000 |

(Convenience Translation from the Original Previously Issued in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM) (Unaudited)
QUARTERLY FINANCIAL INFORMATION (ITR) 3/31/2004 Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

## 01.01 - IDENTIFICATION

| 1 - CVM CODE | 2 - COMPANY NAME | 3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ) |
|---|---|---|
| 01265-3 | KLABIN S.A. | 89.637.490/0001-45 |

## 01.09 – SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

| 1 - ITEM | 2 - DATE OF ALTERATION | 3 - CAPITAL (R$ thousand) | 4 – AMOUNT OF ALTERATION (R$ thousand) | 5 - NATURE OF ALTERATION | 7 – NUMBER OF SHARES ISSUED (thousand) | 8 – SHARE PRICE ON ISSUE DATE (Reais) |
|---|---|---|---|---|---|---|

## 01.10 – INVESTOR RELATIONS OFFICER

| 1 – DATE | 2 – SIGNATURE |
|---|---|
| 4/26/2004 | |

(Convenience Translation from the Original Previously Issued in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY FINANCIAL INFORMATION (ITR) 3/31/2004 (Unaudited)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES Corporate Law

## 01.01 - IDENTIFICATION

| 1 – CVM CODE | 2 - COMPANY NAME | 3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ) |
|---|---|---|
| 01265-3 | KLABIN S.A. | 89.637.490/0001-45 |

## 02.01- BALANCE SHEET - ASSETS (In thousands of Brazilian reais – R$)

| 1 – CODE | 2 - DESCRIPTION | 3 - 3/31/2004 | 4 - 12/31/2003 |
|---|---|---|---|
| 1 | Total Assets | 4,297,856 | 4,108,725 |
| 1.01 | Current Assets | 1,680,144 | 1,482,968 |
| 1.01.01 | Cash and cash equivalents | 881,739 | 625,311 |
| 1.01.01.01 | Cash and banks | 34,481 | 65,348 |
| 1.01.01.02 | Short-term investments | 847,258 | 559,963 |
| 1.01.02 | Receivables | 404,819 | 407,232 |
| 1.01.02.01 | Trade accounts receivable | 440,205 | 389,696 |
| 1.01.02.02 | Discounted exchange and trade receivables | (22,993) | (23,669) |
| 1.01.02.03 | Allowance for doubtful accounts | (18,306) | (17,442) |
| 1.01.02.04 | Subsidiaries and associated companies | 5,913 | 58,647 |
| 1.01.03 | Inventories | 227,464 | 234,506 |
| 1.01.04 | Other | 166,122 | 215,919 |
| 1.01.04.01 | Recoverable taxes and contributions | 69,970 | 88,024 |
| 1.01.04.02 | Prepaid expenses | 8,131 | 8,963 |
| 1.01.04.03 | Other receivables | 18,972 | 18,101 |
| 1.01.04.04 | Guarantee deposits | 54,783 | 87,070 |
| 1.01.04.05 | Notes receivable | 14,266 | 13,761 |
| 1.02 | Long-term assets | 593,022 | 596,579 |
| 1.02.01 | Sundry receivables | 0 | 0 |
| 1.02.02 | Receivables from related parties | 137,798 | 136,549 |
| 1.02.02.01 | Associated companies | 0 | 0 |
| 1.02.02.02 | Subsidiaries | 137,798 | 136,549 |
| 1.02.02.03 | Other related parties | 0 | 0 |
| 1.02.03 | Other | 455,224 | 460,030 |
| 1.02.03.01 | Deferred income and social contribution taxes | 198,457 | 209,638 |
| 1.02.03.02 | Escrow deposits | 168,970 | 160,995 |
| 1.02.03.03 | Taxes available for offset | 10,056 | 10,172 |
| 1.02.03.04 | Prepaid expenses | 2,560 | 425 |
| 1.02.03.05 | Other receivables | 27,338 | 27,378 |
| 1.02.03.06 | Notes receivable | 47,843 | 51,422 |
| 1.03 | Permanent assets | 2,024,690 | 2,029,178 |
| 1.03.01 | Investments | 249,867 | 202,597 |
| 1.03.01.01 | In associated companies | 0 | 0 |
| 1.03.01.02 | In subsidiaries | 247,737 | 200,467 |
| 1.03.01.03 | Other investments | 2,130 | 2,130 |
| 1.03.02 | Property, plant and equipment | 1,686,438 | 1,728,299 |
| 1.03.03 | Deferred charges | 88,385 | 98,282 |

(Convenience Translation from the Original Previously Issued in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY FINANCIAL INFORMATION (ITR) 3/31/2004 (Unaudited)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES Corporate Law

## 01.01 - IDENTIFICATION

| 1 – CVM CODE | 2 - COMPANY NAME | 3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ) |
|---|---|---|
| 01265-3 | KLABIN S.A. | 89.637.490/0001-45 |

## 02.02 – BALANCE SHEET – LIABILITIES AND SHAREHOLDERS' EQUITY (In thousands of Brazilian reais – R$)

| 1 – CODE | 2 - DESCRIPTION | 3 - 3/31/2004 | 4 - 12/31/2003 |
|---|---|---|---|
| 2 | Total liabilities and shareholders' equity | 4,297,856 | 4,108,725 |
| 2.01 | Current liabilities | 1,021,749 | 1,099,138 |
| 2.01.01 | Loans and financing | 532,909 | 615,154 |
| 2.01.02 | Debentures | 0 | 0 |
| 2.01.03 | Trade accounts payable | 102,327 | 105,408 |
| 2.01.04 | Taxes, charges and contributions | 45,403 | 83,523 |
| 2.01.04.01 | Taxes payable | 25,661 | 19,290 |
| 2.01.04.02 | Provision for income and social contribution taxes | 19,742 | 64,233 |
| 2.01.05 | Dividends payable | 200,238 | 200,238 |
| 2.01.07 | Payables to related parties | 50,246 | 0 |
| 2.01.08 | Other | 90,626 | 94,815 |
| 2.01.08.01 | Salaries, vacation and payroll charges | 35,329 | 50,672 |
| 2.01.08.02 | Other payables | 55,297 | 44,143 |
| 2.02 | Long-term liabilities | 1,338,705 | 1,191,886 |
| 2.02.01 | Loans and financing | 1,042,135 | 816,779 |
| 2.02.02 | Debentures | 0 | 0 |
| 2.02.04 | Payables to related parties | 26,704 | 93,301 |
| 2.02.05 | Other | 269,866 | 281,806 |
| 2.02.05.01 | Deferred income and social contribution taxes | 6,573 | 6,891 |
| 2.02.05.02 | Provision for contingencies | 231,853 | 248,309 |
| 2.02.05.03 | Other payables | 31,440 | 26,606 |
| 2.03 | Deferred income | 0 | 0 |
| 2.05 | Shareholders' equity | 1,937,402 | 1,817,701 |
| 2.05.01 | Capital | 800,000 | 800,000 |
| 2.05.02 | Capital reserves | 193,845 | 193,845 |
| 2.05.02.01 | Special Restatement - Law No. 8200/91 | 83,986 | 83,986 |
| 2.05.02.02 | Share premium | 109,646 | 109,646 |
| 2.05.02.03 | Tax incentives | 213 | 213 |
| 2.05.03 | Revaluation reserves | 91,107 | 91,647 |
| 2.05.03.01 | Own assets | 91,107 | 91,647 |
| 2.05.04 | Profit reserves | 732,209 | 732,209 |
| 2.05.04.01 | Legal | 50,044 | 50,044 |
| 2.05.04.02 | Statutory | 686,030 | 686,030 |
| 2.05.04.03 | Contingencies | 0 | 0 |
| 2.05.04.04 | Unrealized profit | 0 | 0 |
| 2.05.04.05 | Profit retention | 0 | 0 |
| 2.05.04.06 | Special for undistributed dividends | 0 | 0 |
| 2.05.04.07 | Other profit reserves | (3,865) | (3,865) |
| 2.05.04.07.01 | Treasury shares | (3,865) | (3,865) |
| 2.05.05 | Retained earnings | 120,241 | 0 |

(Convenience Translation from the Original Previously Issued in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY FINANCIAL INFORMATION (ITR) 3/31/2004 (Unaudited)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES Corporate Law

## 01.01 - IDENTIFICATION

| 1 – CVM CODE | 2 - COMPANY NAME | 3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ) |
|---|---|---|
| 01265-3 | KLABIN S.A. | 89.637.490/0001-45 |

## 03.01 – STATEMENT OF INCOME (In thousands of Brazilian reais – R$)

| 1 - CODE | 2 - DESCRIPTION | 3-1/01/2004 to 3/31/2004 | 4-1/01/2004 to 3/31/2004 | 5-1/01/2003 to 3/31/2003 | 6-1/01/2003 to 3/31/2003 |
|---|---|---|---|---|---|
| 3.01 | Gross revenue from sales and/or services | 903,324 | 903,324 | 861,316 | 861,316 |
| 3.02 | Deductions | (95,400) | (95,400) | (91,104) | (91,104) |
| 3.03 | Net revenue from sales and/or services | 807,924 | 807,924 | 770,212 | 770,212 |
| 3.04 | Cost of sales and/or services rendered | (586,840) | (586,840) | (382,776) | (382,776) |
| 3.05 | Gross profit | 221,084 | 221,084 | 387,436 | 387,436 |
| 3.06 | Operating income (expenses) | (72,061) | (72,061) | (288,033) | (288,033) |
| 3.06.01 | Selling | (69,746) | (69,746) | (74,968) | (74,968) |
| 3.06.02 | General and administrative | (28,261) | (28,261) | (30,475) | (30,475) |
| 3.06.03 | Financial, net | (27,700) | (27,700) | (166,508) | (166,508) |
| 3.06.03.01 | Financial income | 26,877 | 26,877 | (8,888) | (8,888) |
| 3.06.03.02 | Financial expenses | (54,577) | (54,577) | (157,620) | (157,620) |
| 3.06.04 | Other operating income | 248 | 248 | 14,440 | 14,440 |
| 3.06.05 | Other operating expenses | (13,046) | (13,046) | (22,815) | (22,815) |
| 3.06.06 | Equity in subsidiaries | 66,444 | 66,444 | (7,707) | (7,707) |
| 3.07 | Income from operations | 149,023 | 149,023 | 99,403 | 99,403 |
| 3.08 | Nonoperating income, net | 1,063 | 1,063 | 1,151 | 1,151 |
| 3.08.01 | Income | 1,219 | 1,219 | 1,156 | 1,156 |
| 3.08.02 | Expenses | (156) | (156) | (5) | (5) |
| 3.09 | Income before taxes and profit sharing | 150,086 | 150,086 | 100,554 | 100,554 |
| 3.10 | Provision for income and social contribution taxes | (19,338) | (19,338) | (33,666) | (33,666) |
| 3.11 | Deferred income tax | (10,863) | (10,863) | (3,680) | (3,680) |
| 3.12 | Statutory profit sharing/contributions | 0 | 0 | 0 | 0 |
| 3.12.01 | Profit sharing | 0 | 0 | 0 | 0 |
| 3.12.02 | Contributions | 0 | 0 | 0 | 0 |
| 3.13 | Reversal of interest on capital | 0 | 0 | 0 | 0 |
| 3.15 | Net income | 119,885 | 119,885 | 63,208 | 63,208 |
| | NUMBER OF SHARES (thousand) TREASURY SHARES | 917,683 | 917,683 | 917,683 | 917,683 |
| | NET INCOME PER SHARE | 0.13064 | 0.13064 | 0.06888 | 0.06888 |
| | LOSS PER SHARE | | | | |

## 04.01 – NOTES TO THE QUARTERLY FINANCIAL INFORMATION

## 1 OPERATIONS

**(Amounts Quarterly Financial Information in thousands of Brazilian reais or U.S. dollars, unless otherwise indicated)**

Klabin S.A. and its subsidiaries operate in the following sectors of the pulp and paper industry to meet the needs of the domestic and foreign markets: reforestation and wood, packaging paper, paper sacks, envelopes and corrugated cardboard boxes. Their operations are integrated from forestation to production of end products.

In 2003, the Company made divestitures that affected significantly the financial position of Klabin S.A. and resulted in the discontinuance of the Company's activities in the following sectors: press paper, market pulp, soluble pulp and sanitary papers. As a result of these operations, the comparability between financial statements and statement of cash flow is impaired.

In order to allow a better appreciation of the effect of these operations on the financial position of Klabin companies, we present below the pro forma information on certain accounts of the statement of income for the period ended March 31, 2003. The pro forma information, which has been prepared in conformity Brazilian accounting practices, does not include the sectors that are no longer part of the Company's current business portfolio:

| | Consolidated | |
|---|---|---|
| | | "Pro Forma" |
| | 3/31/2004 | 3/31/2003 |
| Gross revenue from sales | 729,272 | 746,658 |
| Net revenue from sales | 630,243 | 631,880 |
| Gross profit | 288,821 | 298,920 |
| Selling expenses | (70,501) | (83,670) |
| Administrative expenses | (29,097) | (29,905) |
| Other, net | (15,370) | (4,322) |
| Income from operations before financial income (loss) and equity in subsidiaries | 173,853 | 181,023 |

Income from operations before financial income (loss) is presented net of depreciation, amortization and depletion in the amount of R$ 56,534 for the first quarter of 2004 and R$ 63,062 for the first quarter of 2003.

During the period, the Company (Klabin S.A.) established 11 special purpose companies with the specific purpose of raising funds for reforestation projects. The Company, as the controlling partner, contributed with forest assets, basically forests, and right of use of land, while the minority partners made cash contributions to these for special purpose companies. These special purpose companies entitle Klabin S.A. to the right of preference in the acquisition of forests at market prices.

## 2 SIGNIFICANT ACCOUNTING PRACTICES

### a) Accounting practices applied

The Quarterly Financial Information is presented in conformity with accounting practices adopted in Brazil, supplemented by standards and regulations issued by the Brazilian Securities Commission (CVM). The Quarterly Financial Information has been prepared according to the principles, methods and criteria consistent with those applied in the preparation of the financial statements for the year ended December 31, 2003.

## 04.01 – NOTES TO THE QUARTERLY FINANCIAL INFORMATION

b) **Statement of income of discontinued operations**

The statement of income as of March 31, 2003, included in this Quarterly Financial Information, comprises the results of the former investees in proportion to the interest held therein: (Norske Skog Klabin Comércio e Indústria Ltda.; Klabin Kimberly S.A. and KCK Tissue S.A.), and also the integral result of the former subsidiaries (Riocell S.A., Riocell Trade Limited and Klabin Bacell S.A.), as shown below:

**Statements of operations for the period ended March 31, 2003:**

| | Norske Skog Klabin Com. e Ind. Ltda. 50% | Klabin Kimberly S.A. Consolidated 50% | KCK Tissue S.A. 50% | Riocell S.A. 100% | Riocell Trade Limited 99.50% | Klabin Bacell S.A. 81.71% |
|---|---|---|---|---|---|---|
| Net revenue from sales | 45,719 | 148,718 | 11,723 | | 103,908 | 35,962 |
| Cost of sales | (47,796) | (98,992) | (9,781) | | (98,976) | (26,396) |
| Gross profit (loss) | (2,077) | 49,726 | 1,942 | | 4,932 | 9,566 |
| Operating income (expenses) | (28,846) | (46,390) | (1,126) | 2,655 | (4,097) | (2,144) |
| Financial income (loss), net | (2,734) | (5,546) | 3,275 | (3,044) | 41 | (862) |
| Income (loss) from operations | (33,657) | (2,210) | 4,091 | (389) | 876 | 6,560 |
| Nonoperating income (expenses), net | (213) | 246 | | | | 120 |
| Income and social contribution taxes | 3,627 | 338 | | | | (2,056) |
| Minority interest | | 16 | | | | |
| Net income (loss) | **(30,243)** | **(1,610)** | **4,091** | **(389)** | **876** | **4,624** |

## 3 CASH AND CASH EQUIVALENTS

| | Company | | Consolidated | |
|---|---|---|---|---|
| | 3/31/2004 | 12/31/2003 | 3/31/2004 | 12/31/2003 |
| Cash and banks | 34,481 | 65,348 | 37,698 | 71,160 |
| Short-term investments | 809,459 | 559,963 | 846,932 | 563,101 |
| Short-term investments – restricted account | 37,799 | | 37,799 | |
| | **881,739** | **625,311** | **922,429** | **634,261** |

On March 31, 2004, the Company had R$ 37,799 in short-term investments pledged as collateral for the loan obtained from Banco Votorantin; this collateral may, at the Company's discretion, be replaced by receivables.

## 4 GUARANTEE DEPOSITS

The amounts of R$ 54,783 and R$ 87,070, recorded in current assets as of March 31, 2004 and December 31, 2003, respectively have been pledged as collateral for the loans.

04.01 – NOTES TO THE QUARTERLY FINANCIAL INFORMATION

## 5 INCOME AND SOCIAL CONTRIBUTION TAXES

### a) Nature and expected realization or payment of deferred taxes

| | | | | Company |
|---|---|---|---|---|
| | | 3/31/2004 | | 12/31/2003 |
| | Income tax | Social Contribution tax | Income tax | Social Contribution tax |
| Temporarily nondeductible provisions | 49,029 | 17,651 | 46,732 | 16,824 |
| Taxes being challenged in court | 36,784 | | 42,380 | |
| Tax loss carryforwards | 66,991 | 28,002 | 73,020 | 30,682 |
| **Long-term assets** | **152,804** | **45,653** | **162,132** | **47,506** |
| Accelerated depreciation incentive | 5,611 | 962 | 5,929 | 962 |
| **Long-term liabilities** | **5,611** | **962** | **5,929** | **962** |

| | | | | Consolidated |
|---|---|---|---|---|
| Temporarily nondeductible provisions | 49,029 | 17,651 | 46,732 | 16,824 |
| Taxes being challenged in court | 36,784 | | 42,380 | |
| Tax loss carryforwards | 66,991 | 28,002 | 73,020 | 30,682 |
| **Long-term assets** | **152,804** | **45,653** | **162,132** | **47,506** |
| Accelerated depreciation incentive | 5,611 | 962 | 5,929 | 962 |
| **Long-term liabilities** | **5,611** | **962** | **5,929** | **962** |

Management, based on the budget and business plan approved by the Fiscal Council and the Board of Directors, expects that tax credits will be realized from 2004 to 2007, as shown below:

| | Company and consolidated | | Company and consolidated | |
|---|---|---|---|---|
| | | 3/31/2004 | | 12/31/2003 |
| | Income tax | Social contribution tax | Income tax | Social contribution tax |
| 2004 | 37,054 | 13,339 | 37,054 | 13,339 |
| 2005 | 44,077 | 15,868 | 44,077 | 15,868 |
| 2006 | 45,281 | 16,301 | 45,281 | 16,301 |
| 2007 | 26,392 | 145 | 35,720 | 1,998 |
| | **152,804** | **45,653** | **162,132** | **47,506** |

In view of the difficulty in estimating with accuracy the realization term of deferred taxes, mainly those related to nondeductible provisions and taxes being challenged in court, the Company's management decided to maintain all tax credits recorded in long-term assets.

## 04.01 – NOTES TO THE QUARTERLY FINANCIAL INFORMATION

b) **Reconciliation of income and social contribution taxes at the effective tax rate :**

| | | | | Company |
|---|---|---|---|---|
| | | 3/31/2004 | | 3/31/2003 |
| | Income tax | Social contribution tax | Income tax | Social contribution tax |
| Income before income and social contribution taxes | 150,086 | 150,086 | 100,554 | 100,554 |
| Tax rate | 25% | 9% | 25% | 9% |
| | **37,522** | **13,508** | **25,139** | **9,050** |
| Income and social contribution taxes in the statement of income: | | | | |
| . Current | 13,134 | 6,204 | 28,422 | 5,244 |
| . Deferred | 9,010 | 1,853 | (970) | 4,650 |
| | 22,144 | 8,057 | 27,452 | 9,894 |
| **Difference** | **(15,378)** | **(5,451)** | **2,313** | **844** |
| Reconciliation: | | | | |
| Permanent additions (exclusions) | | | | |
| . Equity in subsidiaries | (66,444) | (66,444) | 7,707 | 7,707 |
| . Private pension plan | 3,569 | 3,569 | | |
| . Realization of special monetary restatement | 1,072 | 1,072 | 501 | 501 |
| . Donations and gifts | 1,743 | 1,743 | 1,152 | 1,152 |
| . Nondeductible royalties | 1,259 | | 1,267 | |
| . Amortized goodwill | | | 1,450 | |
| . Other | 9 | | 19 | |
| | (58,792) | (60,060) | 12,096 | 9,360 |
| Tax rate | 25% | 9% | 25% | 9% |
| Total permanent additions (exclusions) | (14,698) | (5,405) | 3,024 | 842 |
| Tax incentive deductions | (522) | | (705) | |
| Other | (158) | (46) | (6) | 2 |
| | **(15,378)** | **(5,451)** | **2,313** | **844** |

## 04.01 – NOTES TO THE QUARTERLY FINANCIAL INFORMATION

| | | | | Consolidated |
|---|---|---|---|---|
| | 3/31/2004 | | 3/31/2003 | |
| | Income tax | Social contribution tax | Income tax | Social contribution tax |
| Income before income and social contribution taxes | 152,879 | 152,879 | 101,568 | 101,568 |
| Tax rate | 25% | 9% | 25% | 9% |
| | **38,220** | **13,759** | **25,392** | **9,141** |
| Income and social contribution taxes in the statement of income: | | | | |
| . Current | 14,855 | 7,098 | 30,679 | 5,798 |
| . Deferred | 9,010 | 1,853 | (2,975) | 4,018 |
| | 23,865 | 8,951 | 27,704 | 9,816 |
| **Difference** | **(14,355)** | **(4,808)** | **2,312** | **675** |
| Reconciliation: | | | | |
| Permanent additions (exclusions) | | | | |
| . Equity in subsidiaries | 136 | 136 | 67 | 67 |
| . Difference in subsidiaries' taxes | (56,605) | (56,605) | | |
| . Private pension plan | 3,569 | 3,569 | 10 | 10 |
| . Realization of special monetary restatement | 1,072 | 1,072 | 501 | 501 |
| . Donations and gifts | 1,743 | 1,743 | 1,204 | 1,204 |
| . Amortized goodwill | | | 1,450 | |
| . Royalties | 1,259 | | 9,982 | |
| . Other | 9 | | 46 | |
| | (48,817) | (50,085) | 13,260 | 1,782 |
| Tax rate | 25% | 9% | 25% | 9% |
| Total permanent additions (exclusions) | (12,204) | (4,508) | 3,315 | 160 |
| Tax incentive deductions | (522) | | (705) | |
| Unrecorded deferred tax credit | 79 | 28 | 1,107 | 1,102 |
| Tax effects on exchange variation on investments | (523) | (188) | 796 | 287 |
| Tax effects on unrealized profit | | | (1,998) | (745) |
| Offset of unrecorded tax losses | | | (133) | (117) |
| Profits not taxed abroad | (1,000) | (360) | | |
| Other | (185) | 220 | (70) | (12) |
| | **(14,355)** | **(4,808)** | **2,312** | **675** |

## 04.01 – NOTES TO THE QUARTERLY FINANCIAL INFORMATION

## 6 INVESTMENTS IN SUBSIDIARIES

| | | | Company |
|---|---|---|---|
| | | | 3/31/2004 |
| Subsidiaries | Ownership percentage | Investment | Equity in subsidiaries for the period |
| . Mirca Limited | 100.00 | 73,156 | 4,460 |
| . Klabin Argentina S.A. | 100.00 | 50,906 | 1,544 |
| . Klabin Monte Alegre Com. e Ind. Ltda. (*) | 100.00 | 0 | (196) |
| . IKAPÊ Empreendimentos | 100.00 | 3,220 | (15) |
| . Klapart Participações S.A. | 100.00 | 13,579 | |
| . Other | | 3,217 | (239) |
| | | **144,078** | **5,554** |
| Special purpose companies | Average interest - % | | |
| . Paraná (5) | 99.59 | 63,012 | 29,575 |
| . Santa Catarina (6) | 99.91 | 40,647 | 31,315 |
| | | **103,659** | **60,890** |
| | | **247,737** | **66,444** |

*(*) Company merged into Klabin S.A. on February 29, 2004.*

## 7 PROPERTY, PLANT AND EQUIPMENT

### a) Company

| | Annual depreciation rate - % | Cost | Revaluation | Accumulated depreciation and depletion | Accumulated depreciation on revaluation | 3/31/2004 Total | 12/31/2003 Total |
|---|---|---|---|---|---|---|---|
| Land | | 82,297 | 75,973 | | | 158,270 | 170,520 |
| Buildings and structures | 4 | 261,926 | 46,025 | (114,322) | (30,923) | 162,706 | 164,184 |
| Machinery, equipment and installations | 5 to 20 | 2,083,624 | 90,140 | (1,192,227) | (90,140) | 891,397 | 912,320 |
| Transportation equipment | 20 | 48,172 | | (45,107) | | 3,065 | 3,550 |
| Furniture and fixtures | 10 | 17,846 | | (12,922) | | 4,924 | 5,017 |
| Computers and software | 20 | 77,846 | | (56,876) | | 20,970 | 23,564 |
| Forestation and reforestation | | 411,960 | | (147,075) | | 264,885 | 292,665 |
| Investments in progress | | 121,539 | | | | 121,539 | 121,011 |
| Other | 10 | 70,179 | 7,055 | (13,993) | (4,559) | 58,682 | 35,468 |
| | | **3,175,389** | **219,193** | **(1,582,522)** | **(125,622)** | **1,686,438** | **1,728,299** |

## 04.01 – NOTES TO THE QUARTERLY FINANCIAL INFORMATION

b) **Consolidated**

| | Annual depreciation rate - % | Cost | Reva-luation | Accumulated depreciation and depletion | Accumulated depreciation on revaluation | 3/31/2004 Total | 12/31/2003 Total |
|---|---|---|---|---|---|---|---|
| Land | | 97,937 | 75,973 | | | 173,910 | 173,851 |
| Buildings and structures | 4 | 279,311 | 46,025 | (116,825) | (30,923) | 177,588 | 178,619 |
| Machinery, equipment and installations | 5 to 20 | 2,115,766 | 90,140 | (1,210,954) | (90,140) | 904,812 | 926,035 |
| Transportation equipment | 20 | 48,772 | | (45,403) | | 3,369 | 3,875 |
| Furniture and fixtures | 10 | 19,301 | | (13,590) | | 5,711 | 5,811 |
| Computers and software | 20 | 78,768 | | (57,706) | | 21,062 | 23,671 |
| Forestation and reforestation | | 435,430 | | (147,075) | | 288,355 | 292,665 |
| Investments in progress | | 127,957 | | | | 127,957 | 127,422 |
| Other | 10 | 70,305 | 7,055 | (13,993) | (4,559) | 58,808 | 35,593 |
| | | 3,273,547 | 219,193 | (1,605,546) | (125,622) | 1,761,572 | 1,767,542 |

i) As approved at the Annual Shareholders' Meetings held between 1983 and 1992, Indústrias Klabin S.A., which was merged into Klabin S.A., recorded revaluations of assets based on appraisals made by experts. As permitted under the terms of the IBRACON Technical Pronouncement XXIV, ratified by CVM Resolution No. 183/95, management opted to maintain the revaluation reserves recorded as of June 30, 1995.

ii) Based on CVM Resolution No. 183/95, the realized portion of the revaluation reserve is transferred to retained earnings, together with income and social contribution taxes on this realized revaluation reserve.

## 8 DEFERRED CHARGES

| | | Cost | Accumulated amortization | 3/31/2004 Net | 12/31/2003 Net |
|---|---|---|---|---|---|
| <u>Company</u> | | | | | |
| Goodwill on acquisition of merged companies : | | | | | |
| . Igaras Papéis e Embalagens S.A. | (i) | 186,364 | (107,863) | 78,501 | 87,819 |
| Implementation and preoperating expenses | (ii) | 32,939 | (25,895) | 7,044 | 7,342 |
| Reorganization and installation expenses | (ii) | 1,699 | (1,095) | 604 | 671 |
| Other | | 4,687 | (2,451) | 2,236 | 2,450 |
| | | **225,689** | **137,304** | **88,385** | **98,282** |
| <u>Consolidated</u> | | | | | |
| Klabin Argentina S.A. | | 11,028 | (9,812) | 1,216 | 1,384 |
| Other | | 3,406 | (553) | 2,853 | 2,669 |
| | | 240,123 | (147,669) | 92,454 | 102,335 |

*(i) The goodwill amounts are based on the expectation of future profitability and amortized based on the related projections of profits in five years.*

*(ii) Refers to preoperating expenses of the bleaching and soda-chlorine units of Klabin S.A., which are being amortized over ten years, as well as implementation and preoperating expenses of several projects of the industrial divisions, which are being amortized over five years.*

## 04.01 – NOTES TO THE QUARTERLY FINANCIAL INFORMATION

## 9 LOANS AND FINANCING

### a) Balances

| Company | Annual interest - % | Current | Long Term | 3/31/2004 Total | 12/31/2003 Total |
|---|---|---|---|---|---|
| In local currency | | | | | |
| . National Bank for Economic and Social Development (BNDES) | 7.0 to 11.5 | 120,069 | 284,803 | 404,872 | 431,225 |
| . Government Agency for Machinery and Equipment Financing (FINAME) | 7.5 to 10.5 | 6,439 | 11,255 | 17,694 | 18,958 |
| . Other | 1 to 110 of CDI (*) | 4,353 | 128,717 | 133,070 | 14,218 |
| | | 130,861 | 424,775 | 555,636 | 464,401 |
| In foreign currency | | | | | |
| . Financing for purchases of property, plant and equipment | 2.0 to 6.0 | 14,673 | 10,779 | 25,452 | 27,609 |
| . Eurobonds | 11.0 | 206,588 | | 206,588 | 210,772 |
| . Export financing | 2.7 to 7.0 | 177.567 | 548,571 | 726,138 | 678,745 |
| | | 398,828 | 559,350 | 958,178 | 917,126 |
| | | **529,689** | **984,125** | **1,513,814** | **1,381,527** |
| . Interest rate swap contract - hedge | 100 of CDI (*) | 3,220 | 58,010 | 61,230 | 50,406 |
| | | **532,909** | **1,042,135** | **1,575,044** | **1,431,933** |

## 04.01 – NOTES TO THE QUARTERLY FINANCIAL INFORMATION

| Consolidated | Interest - % | | 3/31/2004 | | | 12/31/2003 |
|---|---|---|---|---|---|---|
| | Weighted average | Annual | Current | Long Term | Total | Total |
| **In local currency** | | | | | | |
| . National Bank for Economic and Social Development (BNDES) | 10.3 | 7.0 to 11.5 | 120,069 | 284,803 | 404,872 | 431,225 |
| . Government Agency for Machinery and Equipment Financing (FINAME) | 10.2 | 7.5 to 10.5 | 6,439 | 11,255 | 17,694 | 18,958 |
| . Other | 22.2 | 1 to 110 of CDI (*) | 4,353 | 128,717 | 133,070 | 14,218 |
| | | | 130,861 | 424,775 | 555,636 | 464,401 |
| **In foreign currency** | | | | | | |
| . Financing for purchases of property, plant and equipment | 4.5 | 2.0 to 6.0 | 14,673 | 10,779 | 25,452 | 27,609 |
| . Eurobonds | 11.0 | 11.0 | 66,414 | | 66,414 | 67,881 |
| . Export financing | 4.5 | 2.7 to 7.0 | 135,449 | 548,571 | 684,020 | 624,200 |
| | | | 216,536 | 559,350 | 775,886 | 719,690 |
| | | | **347,397** | **984,125** | **1,331,522** | **1,184,091** |
| . Interest rate swap contract - hedge | | 100 of CDI (*) | 3,220 | 58,010 | 61,230 | 50,406 |
| | | | **350,617** | **1,042,135** | **1,392,752** | **1,234,497** |
| **Long-term maturities:** | | | | | | |
| 2005 | | | | 341,205 | | |
| 2006 | | | | 420,820 | | |
| 2007 | | | | 148,728 | | |
| 2008 | | | | 112,306 | | |
| 2009 | | | | 13,540 | | |
| 2010 | | | | 5,536 | | |
| | | | | **1,042,135** | | |

(*) CDI – interbank deposit rate

b) **Collaterals**

Accrued financial charges are included in the balances of loans and financing, which are collateralized by pledges of inventories, land, buildings, improvements, machinery, equipment and installations, as well as liens and sureties from third parties.

## 10 SHAREHOLDERS' EQUITY

a) **Changes**

| | |
|---|---|
| **Balances December 31, 2003** | **1,817,701** |
| Net income | 119,885 |
| Income tax on revaluation reserve | (184) |
| **Balances March 31, 2004** | **1,937,402** |

## 04.01 – NOTES TO THE QUARTERLY FINANCIAL INFORMATION

**b) Revaluation reserve**

As permitted by CVM Instruction No. 197/93, the Company decided not to apply the requirements of articles 1 and 2 of CVM Instruction No. 189/92 (income and social contribution taxes on revaluation reserve). The application of these requirements would adjust the revaluation reserve by the following amounts:

| | |
|---|---|
| Revaluation reserve as of March 31, 2004 | 91,107 |
| Monetary restatement determined by Law No. 8200/91, included in revaluation reserve | (45,155) |
| Tax effects | (15,624) |
| | **30,328** |

**c) Treasury shares hares**

As of March 31, 2004 and December 31, 2003, the Company held 1,117,045 shares in treasury, at the average price of R$ 3.46, of which 221,829 are common shares and 895,216 are preferred shares:

**d) Dividends**

The Annual Shareholders' Meeting on March 23, 2004 approved the distribution of additional dividends of 2003, in the amount of R$ 204.79 per thousand common shares and R$ 225.27 per thousand preferred shares, totaling R$ 200,238, payable from April 12, 2004.

## 11 FINANCIAL INSTRUMENTS

**a) Risk Management**

Klabin S.A. and subsidiaries carry out transactions involving financial instruments, all recorded in balance sheet accounts, to meet their own needs, as well as to reduce their exposure to financial risks, mainly credit, currency and interest rate risks. These risks are managed through the establishment of operating strategies, control policies and determination of positions. No transactions involving financial instruments of speculative nature are carried out.

**b) Credit risk**

These risks are managed through specific standards for acceptance of customers, credit analysis and determination of exposure limits by customer (no individual customer represents more than 15% of t total consolidated sales).

**c) Currency risk and derivatives**

Klabin S.A. has transactions involving derivative financial instruments to hedge against the effects of exchange variations on their liabilities or net exposure in U.S. dollars. Swap agreements are used to exchange the foreign exchange variations on liabilities for the Interbank Deposit (CDI) irate. Gains or losses on these instruments are recorded in the statement of income as additions or reductions to the respective liabilities. During this quarter, a loss of R$ 10,932 was recorded.

In addition, as only approximately 33% of sales are in U.S. dollars, management believes that sales have a natural hedge against part of the liabilities in foreign currency.

## 04.01 – NOTES TO THE QUARTERLY FINANCIAL INFORMATION

## 12 STATEMENT OF CASH FLOW

| | 3/31/2004 | | 3/31/2003 |
|---|---|---|---|
| | Company | Consolidated | Consolidated |
| **Cash flow from operating activities** | | | |
| Net income | 119,885 | 119,885 | 63,208 |
| **Income (expenses) not affecting cash and cash equivalents:** | | | |
| . Depreciation, amortization and depletion | 53,071 | 56,534 | 84,347 |
| . Goodwill amortization | | | 1,484 |
| . Gain on sale of assets | (783) | (783) | (1,278) |
| . Provision for loss of permanent assets | | | (4) |
| . Deferred income and social contribution taxes | 10,863 | 10,863 | 1,043 |
| . Income and social contribution tax expense | 19,338 | 21,953 | 36,477 |
| . Interest and exchange variation on loans and financings | 45,095 | 40,702 | 129,795 |
| . Equity in subsidiaries | (66,444) | 136 | 67 |
| . Exchange variation on foreign investments | (996) | (1,964) | 9,604 |
| . Minority interest | | 1,808 | 838 |
| **Decrease (increase) in assets** | | | |
| . Short-term investments | | | 3,445 |
| . Accounts receivable | 2,413 | (50,785) | (77,294) |
| . Inventories | 7,042 | 20,788 | (26,456) |
| . Recoverable taxes | 18,170 | 47,188 | (17,127) |
| . Prepaid expenses | (1,303) | (1,084) | 12,015 |
| . Other receivables | 89,314 | 88,338 | (6,076) |
| **Increase (decrease) in liabilities** | | | |
| . Trade accounts payable | 47,090 | (2,911) | 14,417 |
| . Taxes payable | 6,371 | 6,770 | (1,783) |
| . Provision for income and social contribution taxes | (64,014) | (64,455) | 23 |
| . Salaries, vacation and payroll charges | (15,343) | (15,257) | (12,964) |
| . Provision for contingencies | (16,456) | (16,456) | 15,642 |
| . Deferred income | | | (2,605) |
| . Other payables | (16,555) | 15,976 | (26,659) |
| **Net cash provided by operating activities** (carried forward) | **236,758** | **277,246** | **200,159** |

## 04.01 – NOTES TO THE QUARTERLY FINANCIAL INFORMATION

| | 3/31/2004 Company | 3/31/2004 Consolidated | 3/31/2003 Consolidated |
|---|---|---|---|
| **Net cash provided by operating activities** (brought forward) | **236,758** | **277,246** | **200,159** |
| **Cash flow from investment activities:** | | | |
| . Guarantee deposits | (54,783) | (54,783) | |
| . Purchase of property, plant and equipment | (42,955) | (44,292) | (41,481) |
| . Increase in deferred charges | (238) | (418) | (2,966) |
| . Sale of property, plant and equipment | 890 | 890 | 1,442 |
| . Escrow deposits | (7,975) | (8,027) | |
| . Loans to related companies | (120) | | 5,533 |
| . Other investments, net | | | 108 |
| . Merger of subsidiary | 61,943 | | |
| **Net cash used in investment activities** | **(43,238)** | **(106,630)** | **(37,364)** |
| **Cash flows from financing activities:** | | | |
| . New loans and financing | 258,076 | 258,076 | 247,161 |
| . Payment of loans and financing | (132,856) | (120,359) | (313,278) |
| . Payment of interest | (28,544) | (20,165) | (97,675) |
| . Loans to related companies | (33,768) | | |
| **Net cash provided by (used in) financing activities** | **62,908** | **117,552** | **(163,792)** |
| **Increase (decrease) in cash and cash equivalents** | **256,428** | **288,168** | **(997)** |
| **Opening balance of cash and cash equivalents** | 625,311 | 634,261 | 75,428 |
| **Closing balance of cash and cash equivalents** | 881,739 | 922,429 | 74,431 |
| | **256,428** | **288,168** | **(997)** |

## 05.01 – COMMENTS ON THE COMPANY PERFORMANCE DURING THE QUARTER

For a better understanding of the performance of the Klabin companies, we present our comments on the consolidated results of operations for the period in section **08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER.**

## 06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (In thousands of Brazilian reais – R$)

| 1 – CODE | 2 - DESCRIPTION | 3 - 3/31/2004 | 4 - 12/31/2003 |
|---|---|---|---|
| 1 | Total Assets | 4,050,148 | 3,824,898 |
| 1.01 | Current Assets | 1,727,202 | 1,481,209 |
| 1.01.01 | Cash and cash equivalents | 922,429 | 634,261 |
| 1.01.01.01 | Cash and banks | 37,698 | 71,160 |
| 1.01.01.02 | Short-term investments | 884,731 | 563,101 |
| 1.01.02 | Receivables | 405,420 | 354,635 |
| 1.01.02.01 | Trade accounts receivable | 448,784 | 397,637 |
| 1.01.02.02 | Discounted exchange and trade receivables | (22,993) | (23,669) |
| 1.01.02.03 | Allowance for doubtful accounts | (20,371) | (19,333) |
| 1.01.02.04 | Subsidiaries and associated companies | 0 | 0 |
| 1.01.03 | Inventories | 229,075 | 243,979 |
| 1.01.04 | Other | 170,278 | 248,334 |
| 1.01.04.01 | Recoverable taxes and contributions | 70,274 | 117,346 |
| 1.01.04.02 | Prepaid expenses | 8,131 | 9,182 |
| 1.01.04.03 | Other receivables | 22,824 | 20,975 |
| 1.01.04.04 | Guarantee deposits | 54,783 | 87,070 |
| 1.01.04.05 | Notes receivable | 14,266 | 13,761 |
| 1.02 | Long-term assets | 458,836 | 463,590 |
| 1.02.01 | Sundry receivables | 0 | 0 |
| 1.02.02 | Receivables from related parties | 0 | 0 |
| 1.02.02.01 | Associated companies | 0 | 0 |
| 1.02.02.02 | Subsidiaries | 0 | 0 |
| 1.02.02.03 | Other related companies | 0 | 0 |
| 1.02.03 | Other | 458,836 | 463,590 |
| 1.02.03.01 | Deferred income and social contribution taxes | 198,457 | 209,638 |
| 1.02.03.02 | Escrow deposits | 169,882 | 161,855 |
| 1.02.03.03 | Taxes available for offset | 10,056 | 10,172 |
| 1.02.03.04 | Prepaid expenses | 2,560 | 425 |
| 1.02.03.05 | Other receivables | 30,038 | 30,078 |
| 1.02.03.06 | Notes receivable | 47,843 | 51,422 |
| 1.03 | Permanent assets | 1,864,110 | 1,880,099 |
| 1.03.01 | Investments | 10,084 | 10,222 |
| 1.03.01.01 | In associated companies | 0 | 0 |
| 1.03.01.02 | In subsidiaries | 7,954 | 8,092 |
| 1.03.01.03 | Other investments | 2,130 | 2,130 |
| 1.03.02 | Property, plant and equipment | 1,761,572 | 1,767,542 |
| 1.03.03 | Deferred charges | 92,454 | 102,335 |

## 06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES AND SHAREHOLDERS' EQUITY (In thousands of Brazilian reais – R$)

| 1 – CODE | 2 - DESCRIPTION | 3 - 3/31/2004 | 4 - 12/31/2003 |
|---|---|---|---|
| 2 | Total liabilities and shareholders' equity | 4,050,148 | 3,824,898 |
| 2.01 | Current liabilities | 795,746 | 909,595 |
| 2.01.01 | Loans and financing | 350,617 | 421,891 |
| 2.01.02 | Debentures | 0 | 0 |
| 2.01.03 | Trade accounts payable | 104,121 | 107,032 |
| 2.01.04 | Taxes, charges and contributions | 49,069 | 84,617 |
| 2.01.04.01 | Taxes payable | 26,813 | 20,043 |
| 2.01.04.02 | Provision for income and social contribution taxes | 22,256 | 64,574 |
| 2.01.05 | Dividends payable | 200,238 | 200,238 |
| 2.01.06 | Provisions | 0 | 0 |
| 2.01.07 | Payables to related parties | 0 | 0 |
| 2.01.08 | Other | 91,701 | 95,817 |
| 2.01.08.01 | Salaries, vacation and payroll charges | 36,375 | 51,632 |
| 2.01.08.02 | Other payables | 55,326 | 44,185 |
| 2.02 | Long-term liabilities | 1,315,192 | 1,097,602 |
| 2.02.01 | Loans and financing | 1,042,135 | 812,606 |
| 2.02.02 | Debentures | 0 | 0 |
| 2.02.03 | Provisions | 0 | 0 |
| 2.02.04 | Payables to related parties | 0 | 0 |
| 2.02.05 | Other | 273,057 | 284,996 |
| 2.02.05.01 | Deferred income and social contribution taxes | 6,573 | 6,891 |
| 2.02.05.02 | Provision for contingencies | 231,854 | 248,310 |
| 2.02.05.03 | Other payables | 34,630 | 29,795 |
| 2.04 | Minority interest | 1,808 | 0 |
| 2.05 | Shareholders' equity | 1,937,402 | 1,817,701 |
| 2.05.01 | Realized capital | 800,000 | 800,000 |
| 2.05.02 | Capital reserves | 193,845 | 193,845 |
| 2.05.02.01 | Special Restatement – Law No. 8200/91 | 83,986 | 83,986 |
| 2.05.02.02 | Share premium | 109,646 | 109,646 |
| 2.05.02.03 | Tax incentives | 213 | 213 |
| 2.05.03 | Revaluation reserves | 91,107 | 91,647 |
| 2.05.03.01 | Own assets | 91,107 | 91,647 |
| 2.05.03.02 | Subsidiaries/associated companies | 0 | 0 |
| 2.05.04 | Profit reserves | 732,209 | 732,209 |
| 2.05.04.01 | Legal | 50,044 | 50,044 |
| 2.05.04.02 | Statutory | 686,030 | 686,030 |
| 2.05.04.03 | Contingencies | 0 | 0 |
| 2.05.04.04 | Unrealized profits | 0 | 0 |
| 2.05.04.05 | Profit retention | 0 | 0 |
| 2.05.04.06 | Special for undistributed dividends | 0 | 0 |
| 2.05.04.07 | Other profit reserves | (3,865) | (3,865) |
| 2.05.04.07.01 | Treasury shares | (3,865) | (3,865) |
| 2.05.05 | Retained earnings | 120,241 | 0 |

(Convenience Translation into English from the Original Previously Issued in Portuguese))
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM) (Unaudited)
QUARTERLY FINANCIAL INFORMATION (ITR) 3/31/2004 Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01265-3 KLABIN S.A. 89.637.490/0001-45

## 07.01 – CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands of Brazilian reais – R$)

| 1 - CODE | 2 - DESCRIPTION | 3-1/01/2004 to 3/31/2004 | 4-1/01/2004 to 3/31/2004 | 5-1/01/2003 to 3/31/2003 | 6-1/01/2003 to 3/31/2003 |
|---|---|---|---|---|---|
| 3.01 | Gross revenue from sales and/or services | 729,272 | 729,272 | 979,721 | 979,721 |
| 3.02 | Deductions | (99,029) | (99,029) | (111,242) | (111,242) |
| 3.03 | Net revenue from sales and/or services | 630,243 | 630,243 | 868,479 | 868,479 |
| 3.04 | Cost of sales and/or services rendered | (341,422) | (341,422) | (434,818) | (434,818) |
| 3.05 | Gross profit | 288,821 | 288,821 | 433,661 | 433,661 |
| 3.06 | Operating income (expenses) | (137,005) | (137,005) | (333,361) | (333,361) |
| 3.06.01 | Selling | (70,501) | (70,501) | (113,981) | (113,981) |
| 3.06.02 | General and administrative | (29,097) | (29,097) | (35,907) | (35,907) |
| 3.06.03 | Financial, net | (21,901) | (21,901) | (175,789) | (175,789) |
| 3.06.03.01 | Financial income | 29,999 | 29,999 | 3,115 | 3,115 |
| 3.06.03.02 | Financial expenses | (51,900) | (51,900) | (178,904) | (178,904) |
| 3.06.04 | Other operating income | 248 | 248 | 11,798 | 11,798 |
| 3.06.05 | Other operating expenses | (15,618) | (15,618) | (19,415) | (19,415) |
| 3.06.06 | Equity in subsidiaries | (136) | (136) | (67) | (67) |
| 3.07 | Income from operations | 151,816 | 151,816 | 100,300 | 100,300 |
| 3.08 | Nonoperating income, net | 1,063 | 1,063 | 1,268 | 1,268 |
| 3.08.01 | Income | 1,219 | 1,219 | 1,379 | 1,379 |
| 3.08.02 | Expenses | (156) | (156) | (111) | (111) |
| 3.09 | Income before taxes and profit sharing | 152,879 | 152,879 | 101,568 | 101,568 |
| 3.10 | Provision for income and social contribution taxes | (21,953) | (21,953) | (36,477) | (36,477) |
| 3.11 | Deferred income tax | (10,863) | (10,863) | (1,043) | (1,043) |
| 3.12 | Statutory profit sharing/contributions | 0 | 0 | 0 | 0 |
| 3.12.01 | Profit sharing | 0 | 0 | 0 | 0 |
| 3.12.02 | Contributions | 0 | 0 | 0 | 0 |
| 3.13 | Reversal of interest on capital | 0 | 0 | 0 | 0 |
| 3.14 | Minority interest | (178) | (178) | (840) | (840) |
| 3.15 | Net income | 119,885 | 119,885 | 63,208 | 63,208 |
| | NUMBER OF SHARES (thousand) TREASURY SHARES | 917,683 | 917,683 | 917,683 | 917,683 |
| | NET INCOME PER SHARE | 0.13064 | 0.13064 | 0.06888 | 0.06888 |
| | LOSS PER SHARE | | | | |

## 08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER

### Initial Considerations

As the restructuring process completed in 2003 does not permit an appropriate comparison between the Company's 1Q04 and 1Q03 operating and financial figures, *pro forma* financial statements have been prepared for 1Q03, disregarding all the business operations that are no longer part of Klabin S.A., except for newsprint.

The information presented herewith in connection with the Company's operations and finances in 1Q04 and 4Q03 consists of consolidated figures stated in local currency as per Brazilian Corporate Law, except where otherwise indicated.

## Key Figures

| R$ Million | 1Q04 | 1Q03 (*) | 4Q03 | Change YoY | Change QoQ |
|---|---|---|---|---|---|
| **Net Revenue** | 630 | 632 | 599 | (0%) | 5% |
| Domestic Market | 419 | 463 | 445 | (10%) | (6%) |
| Exports | 211 | 169 | 154 | 25% | 37% |
| *% Exports* | 33% | 27% | 26% | 0% | 0% |
| **Gross Profit** | 289 | 299 | 243 | (3%) | 19% |
| *Gross Margin* | 46% | 47% | 41% | | |
| Selling Expenses | (71) | (84) | (70) | (15%) | 2% |
| General and Adminstrative expenses | (29) | (30) | (44) | (3%) | (34%) |
| Other operating revenues (expenses) | (15) | (4) | (28) | 275% | (46%) |
| **Operating Profit (before Fin. Results)** | 174 | 181 | 102 | (4%) | 71% |
| *Operating Margin* | 28% | 29% | 17% | | |
| **Depreciation, amortization e depletion** | 56 | 63 | 59 | (11%) | (4%) |
| **EBITDA** | 230 | 244 | 163 | (6%) | 41% |
| *EBITDA Margin* | 37% | 39% | 27% | | |
| **Sales Volume ( 1,000 ton )** | 340 | 316 | 306 | 8% | 11% |
| Domestic Market | 180 | 213 | 193 | (15%) | (7%) |
| Exports | 160 | 103 | 113 | 55% | 41% |
| *% Exports* | 47% | 33% | 37% | | |

(*) Excluding all assets that are no longer part of Klabin's business portfolio in 1Q04 (market pulp, dissolving pulp and tissue paper).

## Economic and Financial Performance

### Sales Volume and Net Revenue

Sales volume, excluding wood, totaled 340 thousand tons in 1Q04, up 8% and 11% from 1Q03 and 4Q03, respectively. This growth was favored by a sharp increase in export volumes, which totaled 160 thousand tons in 1Q04, 55% and 41% more than the amounts sold in 1Q03 and 4Q03, respectively.

## 08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER

The share of exports in sales volume has improved significantly, going from 33% of total sale volume in 1Q03 to 47% in 1Q04.

On the other hand, sales to the domestic market shrank 15% and 6% when compared to the volumes reported in 1Q03 and 4Q03, respectively. This decline is due to Brazil's sluggish economic performance in 2003 and also in 1Q04.

**Sales Volume by Product**


8%
27%
21%
41%
9%
30%
22%
28%
10%
8%
31%
26%
33%
Others
Sacks/Envelopes
Corrugated Boxes
Boards
Kraftliner
Newsprint
1Q04
1Q03
4Q03

**Sales Volume by Market**


53%
47%
67%
33%
63%
37%
Domestic Market
Exports
1Q04
1Q03
4Q03

**Sales volume figures do not include wood**

Net revenue (including wood) reached R$ 630 million in 1Q04, just about the same as in 1Q03 and up 5% from 4Q03.

The increased share of exports in total sales volume was not fully reflected in net revenue because the Brazilian real appreciated 17% in 1Q04 when compared to 1Q03.

**Net Revenue by Product**


10%
13%
28%
23%
24%
8%
13%
31%
21%
19%
7%
9%
12%
32%
27%
18%
Wood
Others
Sacks/Envelopes
Corrugated Boxes
Boards
Kraftliner
Newsprint
1Q04
1Q03
4Q03

**Net Revenue by Market**


67%
33%
73%
27%
74%
26%
Domestic Market
Exports
1Q04
1Q03
4Q03

**Net revenue does include wood**

## 08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER

### Operating Result

Gross profit amounted to R$ 289 million in 1Q04, up 19% from 4Q03 but down 3% from 1Q03, with a gross margin of 46%, which is slightly lower than the 47% margin reported in 1Q03 and higher than the 41% margin registered in 4Q03.

Operating result before financial expenses (EBIT) reached R$ 174 million in 1Q04, up 71% from 4Q03 but down 4% from 1Q03.

Operating margin totaled 28% in 1Q04, versus 17% in 4Q03 and practically unchanged when compared to 1Q03. This improvement in EBIT margins was achieved despite higher selling expenses, particularly with regard to export freight (R$ 47 million in 1Q04 against R$ 43 million in 4Q03 and R$ 39 million in 1Q03), and a lower average exchange rate.

General & administrative expenses in 1Q04 fell R$ 15 million in comparison with 4Q03 and remained flat in relation to 1Q03. Their percentage share in net revenue declined from 7.3% in 4Q03 to 4.6% in 1Q04 (4.7% in 1Q03).

### EBITDA

Operating cash generation (EBITDA) amounted to R$ 230 million in 1Q04, up 41% from 4Q03 but down 6% from 1Q03.

EBITDA margins in 1Q04 reached 37%, as compared to 27% in 4Q03 and 39% in 1Q03. The decline observed in relation to 1Q03 is basically due to a 17% appreciation of the *real* against the U.S. dollar, which affected Klabin's export revenues.

### Financial Result and Indebtedness

Net financial expenses totaled R$ 22 million in 1Q04, a decrease of 29% in relation to 4Q03. The EBITDA/Net Financial Expenses ratio improved significantly, rising from 5.3x in 4Q03 to 10.5x in 1Q04.

Net debt fell from R$ 513 million in late 2003 to R$ 416 million in March 2004.

**Debt - Consolidated**

| R$ million | 12/31/2003 | | | 3/31/2004 | | |
|---|---|---|---|---|---|---|
| | Currency | | Total | Currency | | Total |
| | Local | Foreign | | Local | Foreign | |
| Short Term | 138 | 284 | 422 | 131 | 220 | 351 |
| Long Term | 327 | 486 | 813 | 425 | 617 | 1,042 |
| **GROSS DEBT** | **465** | **770** | **1,235** | **556** | **837** | **1,393** |
| Cash and Short Term Investments | | | (722) | | | (977) |
| **NET DEBT** | | | **513** | | | **416** |

## 08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER

The Company's financial strategy consists in extending the terms to maturity of its debt repayments and reducing its average cost of debt while increasing the percentage share of funding in Brazilian *Reais.* At the end of March 2004, long-term gross debt represented 75% of total indebtedness, versus 66% in late 2003. The average term to maturity was increased to 23 months in 1Q04 (as compared to 21 months in 4Q03), with due dates extending to 2010.

Debt denominated in foreign currencies accounts for 60% of Klabin's total indebtedness. Eighty-two percent (82%) of this amount refers to trade finance (natural hedging).

Now that the Company has reduced its indebtedness, net debt correspond to 18% of total capitalization (versus 22% in 4Q03), and the Net Debt/EBITDA ratio has declined to 0.5x (against 0.6x in 4Q03).

### Net Result

The net profit reported in 1Q04 was R$ 120 million (versus R$ 61 million in 4Q03). Earnings per share totaled R$ 0.13, a substantial improvement when compared to the yield in 4Q03, namely R$ 0.07.

## Business Evolution

**PACKAGING PAPER** – Despite the difficulties in shipping products abroad – e.g. federal tax auditors and sanitary inspectors on strike, a severe shortage of vessels and containers, and a walkout at the Port of Paranaguá – the export volume of packaging paper reached a historical record level of 152 thousand tons in 1Q04, up 58% from 1Q03 and 42% from 4Q03.

It should be noted that Klabin's packaging paper mills are running at full capacity.

**Boards** – Boards sales totaled 73 thousand tons in 1Q04, 6% higher than the volume reported in 1Q03 and 8% lower than the amount registered in 4Q03, generating R$ 144 million in net revenue, up 6% from 1Q03 and down 11% from 4Q03.

A highlight in this business segment in 1Q04 was the growth of exports to a total volume of 22 thousand tons, a 37% increase when compared to 1Q03 and practically the same as in 4Q03.

The expansion of exports offset the rather weak performance in sales to the domestic market. Sales volume totaled 51 thousand tons in 1Q04, down 3% and 12% from 1Q03 and 4Q03, respectively. Net revenue from domestic sales amounted to R$ 97 million, falling 3% and 15% from the levels attained in 1Q03 and 4Q03, respectively. The decline in relation to 4Q03 can be attributed to seasonal effects typical of the first quarter.

Klabin's strategy for this business segment is to conquer new markets, with increased sales of boards products for liquid packaging (LPB) to China, and carrier board exports to Europe and the United States. To do so, the Company is enlarging its customer base and preparing itself to raise its production capacity of boards products from 320 thousand to 650 thousand tons per year, as announced before, and to place this additional output on the market.

## 08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER

**Kraftliner** – Kraftliner sales totaled 141 thousand tons in 1Q04, up 59% from 1Q03 and 41% from 4Q03. As of April 2003, machine # 6 at Monte Alegre (PR) ceased to produce newsprint and began to manufacture kraftliner.

Net revenue amounted to R$ 151 million, a 28% and 41% improvement when compared to 1Q03 and 4Q03, respectively.

Kraftliner exports reached 130 thousand tons in 1Q04, 63% and 52% more than the volumes sold in 1Q03 and 4Q03, respectively.

International prices for the kraftliner put in northern Europe began to pick up in 1Q04, in relation to December 2003, in major marketplaces (Europe), which will benefit Klabin's revenues throughout 2Q04.

**CORRUGATED BOXES** – Brazilian shipments of corrugated boxes, sheet and accessories totaled 492 thousand tons in 1Q04 (up 6% from 1Q03), as per preliminary data provided by the Brazilian Association of Corrugated Boxes Manufacturers (ABPO). This growth is mostly driven by exporters who pack their products with corrugated boxes.

Klabin maintained its leadership in this business segment, with a sales volume of 93 thousand tons in 1Q04, down 2% and 3% from 1Q03 and 4Q03, respectively. This decline can be attributed to the fact that 67% of its domestic sales go to the non-durable consumer goods industry, which depends on the country's economic performance.

Net revenue reached R$ 178 million in 1Q04, an 8% decrease when compared to 1Q03 and 4Q03. The increase in PIS/COFINS rates caused average prices to fall, with an attendant loss of revenue.

Klabin's strategy for this segment consists in the following: obtain a sustainable return on capital investments, develop new products and become the prime supplier for buyers of packaging products, by offering customers technical support for their use and adding value to such products through greater competitiveness, higher quality and timely delivery.

**MULTIWALL BAGS** – Sales volume totaled 28 thousand tons in 1Q04, up 2% from 1Q03 and 10% from 4Q03. Net revenue amounted to R$ 81 million in 1Q04, increasing 1% in relation to 1Q03 and 12% when compared to 4Q03.

A highlight in the domestic market was the amount sold to customers engaged in agribusiness (seeds), which grew 17% in comparison with 1Q03. On the other hand, the building industry remains stagnant due to the poor performance of Brazil's economy.

Despite all the obstacles to the outflow of products through Brazilian ports, export sales reached 7 thousand tons in 1Q04, accounting for 25% of the Company's total sales volume (against 21% in 1Q03 and 4Q03), basically shipped to Mexico, Venezuela, Costa Rica, Panama, Nicaragua and the Dominican Republic.

**WOOD** – Klabin sold 1.9 million tons of pine and eucalyptus logs in 1Q04, 1.1 million tons of which were transferred to its own mills in Paraná, Santa Catarina and São Paulo.

Sales to third parties amounted to 756 thousand tons in 1Q04, up 26% from 1Q03 and 22% from 4Q03. Net revenue from sales to third parties totaled R$ 61 million, an increase of 15% and 17% when compared to 1Q03 and 4Q03, respectively.

At the end of 1Q04, Klabin owned 351 thousand hectares of forestlands, including 185 thousand hectares of cultivated forests and 123 thousand hectares of preserved native forests.

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER

## Sales Volume and Net Revenue Breakdown by market

**Due to the restructuring that took place in 2003, the comparison between the Company's 1Q04 and 1Q03 financial figures is harmed**

| | 1Q03 (1,2 and 3) | 4Q03 (3) | 1Q04 (3) |
|---|---|---|---|
| **Sales Volume (ton)** | **452,348** | **305,846** | **340,447** |
| Exports | 202,778 | 113,218 | 160,301 |
| Domestic Market | 249,570 | 192,628 | 180,146 |
| | | | |
| **Net Revenue (R$ 000)** | **868,479** | **599,145** | **630,243** |
| Exports | 329,665 | 154,756 | 211,416 |
| Domestic Market | 538,814 | 444,389 | 418,827 |

**1** :The Sales volume above is considering the total Sales of Klabin Kimberly S.A., KCK Tissue S.A. e Norske Skog Klabin Com. Ind. Ltda.

**2:** Net revenue figures are stated in local currency as per Brazilian Corporate Law

**3**: Sales volume does not include wood. Net revenue include wood

## Capital Expenditures

Capital expenditures planned for this year total R$ 476 million, to be channeled to the following projects:

- ✓ R$ 156 million for debottlenecking in the pulp & paper mill at Monte Alegre (PR);
- ✓ R$ 80 million for planting and maintaining forest areas;
- ✓ R$ 63 million for the conversion of packaging and recycled paper lines;
- ✓ R$ 30 million for the gas emission treatment systems in the paper units in Santa Catarina;
- ✓ R$ 26 million for the revamping of paper machines;
- ✓ R$ 121 million for current capital expenditures.

This investments program is already under way, with total disbursements of R$ 47 million in 1Q04. Disbursements should increase over the next quarters until the total amount planned for this year has been reached.

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER

## CORPORATE GOVERNANCE

In addition to integrating the Ibovespa stock portfolio, Klabin is regarded as a Level I Corporation in terms of corporate governance by the São Paulo Stock Exchange, meaning that it has assumed a commitment to provide high-quality information to investors and stockholders. This seal is also a token of Klabin's ethical conduct and profound respect for the environment and local communities around the areas where its industrial facilities have been installed.

In 2003, Klabin began to implement modern management techniques oriented toward the creation of value, by aligning its tools for investment analysis, business profitability evaluation and remuneration. A case in point is EVA®, which has been under implementation in all units since the beginning of the year.

## Outlook

The results reported in 1Q04 already reflect the Company's new structure, with stronger and healthier finances, and sharply focused on specific business activities, namely boards and packaging paper and packaging products.

Klabin achieved good operating and financial results in 1Q04. A highlight was the record level of export sales, which minimized the decline in domestic sales, caused by a rather sluggish economic scenario with high interest rates and consumers losing their purchasing power.

A slight improvement was observed in the domestic scenario at the end of 1Q04, with interest rates beginning to decline again and a recovery in industrial output and in retail sales. Corrugated boxes sales began to pick up in 1Q04 and should continue to grow. This may be a sign that Brazil's economy is on the way to recovery. Klabin is prepared to meet any increased demand for packaging products in the domestic market.

In 1Q04, there was a strong external demand (Europe and Asia) and international prices showed clear signs of recovery, with good prospects of growth in the months to come. In fact, kraftliner put prices in northern Europe are already certain to rise US$ 50 per ton in relation to the prices in December 2003.

Exports should continue to play an important role in 2004. Klabin accounts for 75% of Brazilian packaging paper exports and for 6% of the kraftliner packaging paper sold internationally. The Company's expansion program is intended to increase export revenues to 40% of its total net revenue.

Regarding to capital expenditures, Klabin expects to disburse R$ 476 million in 2004. This amount does not include a new project designed to expand its paper and boards production capacity from 1.5 million tons/year to 2.0 million tons/year, which involves doubling its boards production for export. The Company is still performing technical and economic studies and the project could be announced in 4Q04.

While Klabin may be focused on its core business, namely packaging paper, it also intends to maintains its leadership in the domestic market for corrugated boxes and multiwall bags, by offering more quality products capable of enhancing the business performance of its own customers. As an important part of this strategy, the Company will be investing more in "Packaging Systems" which are intended to complement its product line with customer product packaging services.

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER

# Corporate Strategy

Klabin is a "forestry-based" company, focused on the production of wood, packaging paper and boards, and packaging products (corrugated boxes and multiwall bags).

The Company's objective is the creation of value based on Klabin's competitive advantages:

- ✓ the management of highly productive pine and eucalyptus plantations;
- ✓ the competences in manufacturing and in the use of long and short fibers in the production of paper, boards, boxes and multiwall bags of high quality and performance;
- ✓ competitive costs in globalized markets;
- ✓ consolidated competence in exports as a basis for growth;
- ✓ conducting the business aligned to the standards of sustainable development, including social responsibility.

## KLABIN: CREATING VALUE AND GROWING.

## 09.01 – INVESTMENTS IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

| 1-ITEM | 2-COMPANY NAME | 3 - CNPJ | 4 - CLASSIFICATION | 5 - % OF NET EQUITY OF INVESTEE | 6 - % OF NET EQUITY OF INVESTOR |
|---|---|---|---|---|---|
| 7 – TYPE OF COMPANY | 8 – NUMBER OF SHARES IN THE QUARTER (thousand) | 9 – NUMBER OF SHARES IN THE PRIOR QUARTER (thousand) | | | |
| 01 | MIRCA LIMITED | . . / - | UNLISTED SUBSIDIARY COMPANY | 100.00 | 10.75 |
| COMMERCIAL, INDUSTRIAL AND OTHER | 3 | 3 | | | |

## 15.01 – INVESTMENT PROJECTS

In the first quarter of 2004, Klabin S.A. invested R$ 47.0 million in its operating divisions. These funds were used for normal replacements and in the following major projects:

- Purchase of forests and reforestation.
- Production increase to 675,000 tons/year at Telêmaco Borba unit (state of Paraná).

## 16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

**IN ACCORDANCE WITH THE REGULATIONS FOR CORPORATE GOVERNANCE PRACTICES - LEVEL, 1, WE PRESENT BELOW ADDITIONAL INFORMATION ON THE COMPANY AS OF MARCH 31, 2004.**

1 **COMPANY'S SHAREHOLDERS INCLUDING SHAREHOLDERS WITH MORE THAN 5% OF THE VOTING CAPITAL AND INDIVIDUALS.**

a) **Company's shareholders**

| | SHARES | | | | | |
|---|---|---|---|---|---|---|
| **SHAREHOLDERS** | **COMMON** | % | **PREFERRED** | % | **TOTAL** | % |
| Klabin Irmãos & Cia, | 163,797,753 | 51.66 | | | 163,797,753 | 17.83 |
| Niblak Participações S,A, | 24,699,654 | 7.79 | | | 24,699,654 | 2.69 |
| Monteiro Aranha S,A, | 63,458,605 | 20.02 | 33,142,269 | 5.51 | 96,600,874 | 10.51 |
| Treasury stock | 221,829 | 0.07 | 895,216 | 0.15 | 1,117,045 | 0.12 |
| Other (*) | 64,871,551 | 20.46 | 567,713,464 | 94.34 | 632,585,015 | 68.85 |
| **TOTAL** | **317,049,392** | **100.00** | **601,750,949** | **100.00** | **918,800,341** | **100.00** |

(*) Shareholders with less than 5% of the voting capital.

b) **Ownership interest of controlling shareholders and individuals**

**CONTROLLING SHAREHOLDER/INVESTOR:**
**(*) Klabin Irmãos & Cia.**

| | SHARES | |
|---|---|---|
| **SHAREHOLDERS** | **Number** | % |
| Jacob Klabin Lafer Adm. Partic. S.A. | 1 | 12.52 |
| Miguel Lafer Participações S.A. | 1 | 6.26 |
| VFV Participações S.A. | 1 | 6.26 |
| PRESH Participações S.A. | 1 | 12.52 |
| GL S.A. Participações | 1 | 12.52 |
| GLIMDAS Participações S.A. | 1 | 11.07 |
| DARO Participações S.A. | 1 | 11.07 |
| DAWOJOBE Participações S.A. | 1 | 11.07 |
| ESLI Participações S.A. | 1 | 8.36 |
| LKL Participações S.A. | 1 | 8.35 |
| **TOTAL** | **10** | **100.00** |

(*) General partnership, with capital in the amount of R$ 1,000,000.00, divided into shares of various amounts.

## 16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

**CONTROLLING SHAREHOLDER/INVESTOR:**
**Jacob Klabin Lafer Adm. Partic. S.A.**

| | SHARES | |
|---|---|---|
| SHAREHOLDERS | COMMON | % |
| Miguel Lafer | 446,458,508 | 50.00 |
| Vera Lafer | 446,458,508 | 50.00 |
| **TOTAL** | 892,917,016 | 100.00 |

**CONTROLLING SHAREHOLDER/INVESTOR:**
**Miguel Lafer Participações S.A.**

| | SHARES | |
|---|---|---|
| SHAREHOLDERS | COMMON | % |
| Miguel Lafer | 928,270,312 | 99.9999 |
| Mildred Lafer | 688 | 0.0001 |
| **TOTAL** | 928,271,000 | 100.0000 |

**CONTROLLING SHAREHOLDER/INVESTOR:**
**VFV Participações S.A.**

| | SHARES | |
|---|---|---|
| SHAREHOLDERS | COMMON | % |
| Vera Lafer | 928,270,312 | 99.9999 |
| Others | 688 | 0.0001 |
| **TOTAL** | 928,271,000 | 100.0000 |

**CONTROLLING SHAREHOLDER/INVESTOR:**
**PRESH Participações S.A.**

| | SHARES | |
|---|---|---|
| SHAREHOLDERS | COMMON | % |
| Sylvia Lafer Piva | 17,658,895 | 66.66662 |
| Pedro Franco Piva | 12 | 0.00005 |
| Horácio Lafer Piva | 2,943,151 | 11.11111 |
| Eduardo Lafer Piva | 2,943,151 | 11.11111 |
| Regina Piva Coelho Magalhães | 2,943,151 | 11.11111 |
| **TOTAL** | 26,488,360 | 100.00000 |

**CONTROLLING SHAREHOLDER/INVESTOR:**
**GL S.A. Participações**

| | SHARES | | | | | |
|---|---|---|---|---|---|---|
| SHAREHOLDERS | COMMON | % | PREFERRED | % | TOTAL | % |
| Graziela Lafer Galvão | 4,233,864 | 99.99991 | 8,467,726 | 99.99993 | 12,701,590 | 99.99992 |
| Other | 4 | 0.00009 | 6 | 0.00007 | 10 | 0.00008 |
| **TOTAL** | 4,233,868 | 100.00000 | 8,467,732 | 100.00000 | 12,701,600 | 100.00000 |

## 16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

**CONTROLLING SHAREHOLDER/INVESTOR:**
**GLIMDAS Participações S.A.**

| | SHARES | |
|---|---|---|
| SHAREHOLDERS | COMMON | % |
| Israel Klabin | 276,765 | 13.310 |
| GLIMDAS-ALPHA Participações Ltda. | 142,020 | 6.829 |
| Alberto Klabin (*) | 276,787 | 13.310 |
| Leonardo Klabin (*) | 276,787 | 13.310 |
| Stela Klabin (*) | 276,787 | 13.310 |
| Maria Klabin (*) | 276,787 | 13.310 |
| Dan Klabin (*) | 276,787 | 13.310 |
| Gabriel Klabin (*) | 276,787 | 13.310 |
| Espólio Maurício Klabin (*) | 29 | 0.001 |
| **TOTAL** | 2,079,536 | 100.000 |

(*) Shares subject to usufruct, with the usufructuary Israel Klabin having the voting right.

**CONTROLLING SHAREHOLDER/INVESTOR:**
**GLIMDAS-ALPHA Participações Ltda.**

| | SHAREQUOTAS | |
|---|---|---|
| SHAREHOLDERS | COMMON | % |
| Israel Klabin | 4,072 | 14.28772 |
| Alberto Klabin | 4,071 | 14.28421 |
| Leonardo Klabin | 4,071 | 14.28421 |
| Stela Klabin | 4,071 | 14.28421 |
| Maria Klabin | 4,071 | 14.28421 |
| Dan Klabin | 4,071 | 14.28421 |
| Gabriel Klabin | 4,071 | 14.28421 |
| Other | 2 | 0.00702 |
| **TOTAL** | 28,500 | 100.00000 |

**CONTROLLING SHAREHOLDER/INVESTOR:**
**DARO Participações S.A.**

| | SHARES | |
|---|---|---|
| SHAREHOLDERS | COMMON | % |
| Daniel Miguel Klabin | 2,645,466 | 53.065 |
| Rose Klabin (*) | 780,000 | 15.645 |
| Amanda Klabin (*) | 780,000 | 15.645 |
| David Klabin (*) | 780,000 | 15.645 |
| **TOTAL** | 4,985,466 | 100.000 |

(*) Shares subject to usufruct, with the usufructuary Daniel Miguel Klabin having the voting right.

## 16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

**CONTROLLING SHAREHOLDER/INVESTOR:**
**DAWOJOBE Participações S.A.**

| | SHARES | |
|---|---|---|
| SHAREHOLDERS | COMMON | % |
| Armando Klabin | 4 | |
| Wolff Klabin (*) | 442,878,289 | 25.00 |
| Daniela Klabin (*) | 442,878,289 | 25.00 |
| Bernardo Klabin (*) | 442,878,289 | 25.00 |
| José Klabin (*) | 442,878,289 | 25.00 |
| **TOTAL** | 1,771,513,160 | 100.00 |

(*) Shares subject to usufruct, with the usufructuary Armando Klabin having the voting right.

**CONTROLLING SHAREHOLDER/INVESTOR:**
**ESLI Participações S.A.**

| | SHARES | |
|---|---|---|
| SHAREHOLDERS | COMMON | % |
| Esther Klabin Landau | 17,673,750 | 99.9999 |
| Alfred Landau | 10 | 0.0001 |
| **TOTAL** | 17,673,760 | 100.0000 |

**CONTROLLING SHAREHOLDER/INVESTOR:**
**LKL Participações S.A.**

| | SHARES | |
|---|---|---|
| SHAREHOLDERS | COMMON | % |
| Lilia Klabin Levine | 17,933,200 | 99.998 |
| Other | 300 | 0.002 |
| **TOTAL** | 17,933,500 | 100.000 |

**CONTROLLING SHAREHOLDER/INVESTOR:**
**Niblak Participações S.A.**

| | SHARES | |
|---|---|---|
| SHAREHOLDERS | COMMON | % |
| KL Participações Ltda. | 6,076,071 | 25.0420 |
| GL S.A. Participações | 3,038,061 | 12.5211 |
| KLA RO Participações Ltda. | 2,686,869 | 11.0737 |
| KLA PI Participações Ltda. | 2,686,869 | 11.0737 |
| DAWOJOBE Partic. S.A. | 2,686,869 | 11.0737 |
| MEKLA DELTA Participações Ltda. | 4,050,722 | 16.6947 |
| Pedro Franco Piva | 3,038,061 | 12.5211 |
| **TOTAL** | 24,263,522 | 100.0000 |

## 16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

**CONTROLLING SHAREHOLDER/INVESTOR:**
**KL Participações Ltda. (*)**

| | SHAREQUOTAS | |
|---|---|---|
| SHAREHOLDERS | Number of sharequotas | % of capital |
| Jacob Klabin Lafer Adm e Partic. S.A. | 1 | 99.999 |
| Miguel Lafer | 1 | 0.001 |
| **TOTAL** | 2 | 100.000 |

(*) Limited liability partnership, with capital divided into sharequotas of various amounts.

**CONTROLLING SHAREHOLDER/INVESTOR:**
**KLA RO Participações Ltda.**

| | SHAREQUOTAS | |
|---|---|---|
| SHAREHOLDERS | Number of sharequotas | % of capital |
| GLIMDAS Participações S.A. | 20,421,452,628 | 99.999 |
| Other | 43,261 | 0.001 |
| **TOTAL** | 20,421,495,889 | 100.000 |

**CONTROLLING SHAREHOLDER/INVESTOR:**
**KLA PI Participações Ltda. (*)**

| | SHAREQUOTAS | |
|---|---|---|
| SHAREHOLDERS | Number of sharequotas | % do capital |
| DARO Participações S.A. | 1 | 99.999 |
| Other | 2 | 0.001 |
| **TOTAL** | 3 | 100.000 |

(*) Limited liability partnership, with capital divided into sharequotas of various amounts.

**CONTROLLING SHAREHOLDER/INVESTOR:**
**MEKLA DELTA Participações Ltda. (*)**

| | SHAREQUOTAS | |
|---|---|---|
| SHAREHOLDERS | Number of sharequotas | % do capital |
| ESLI Participações S.A. | 1 | 99.999 |
| Other | 2 | 0.001 |
| **TOTAL** | 3 | 100.000 |

(*) Limited liability partnership, with capital divided into sharequotas of various amounts.

## 16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

**CONTROLLING SHAREHOLDER/INVESTOR:**
**Monteiro Aranha S.A.**

| | SHARES | |
|---|---|---|
| SHAREHOLDERS | COMMON | % |
| Joaquim Francisco M. de Carvalho | 1,626,651,965 | 14.03 |
| Fundo Banco Espirito Santo Lisboa (*) | 1,168,120,757 | 10.07 |
| Dresdner Bank AG (*) | 1,159,759,765 | 10.00 |
| Bradesco Capitalização S.A. | 1,192,483,939 | 10.28 |
| Soc. Técnica Monteiro Aranha Ltda. | 961,337,879 | 8.29 |
| Olavo Egydio Monteiro de Carvalho | 905,042,208 | 7.80 |
| AMC Participações S/C Ltda. | 599,525,779 | 5.17 |
| CEJMC Participações S/C Ltda. | 599,525,779 | 5.17 |
| SAMC Participações S/C Ltda. | 599,525,779 | 5.17 |
| Joaquim Álvaro M. de Carvalho | 482,525,780 | 4.16 |
| Treasury stock | 195,398,211 | 1.68 |
| Other (**) | 2,107,699,809 | 18.18 |
| **TOTAL** | 11,597,597,650 | 100.00 |

(*) Foreign company
(**) Shareholders holding less than 5% of the voting capital.

**CONTROLLING SHAREHOLDER/INVESTOR:**
**Bradesco Capitalização S.A.**

| | SHARES | |
|---|---|---|
| SHAREHOLDERS | COMMON | % |
| Bradesco Seguros S.A. | 323,187 | 99.630 |
| Other | 1,200 | 0.370 |
| **TOTAL** | 324,387 | 100.000 |

**CONTROLLING SHAREHOLDER/INVESTOR:**
**Bradesco Seguros S.A.**

| | SHARES | |
|---|---|---|
| SHAREHOLDERS | COMMON | % |
| Banco Bradesco S.A. | 625,315 | 99.70 |
| Other | 1,862 | 0.30 |
| **TOTAL** | 627,177 | 100.00 |

**CONTROLLING SHAREHOLDER/INVESTOR:**
**Banco Bradesco S.A.**

| | SHARES | | | | | |
|---|---|---|---|---|---|---|
| SHAREHOLDERS | COMMON | % | PREFERRED | % | TOTAL | % |
| Cidade de Deus Cia Cial de Particip. | 38,100,432 | 47.69 | 10,380 | 0.01 | 38,110,812 | 24.03 |
| Fundação Bradesco | 12,896,216 | 16.14 | 1,896,539 | 2.41 | 14,792,755 | 9.33 |
| Banco Bilbao Vizcaya Argentaria S.A. (*) | 3,994,701 | 5.00 | 3,934,697 | 5.00 | 7,929,398 | 5.00 |
| Other (**) | 24,902,656 | 31.17 | 72,852,320 | 92.58 | 97,754,976 | 61.64 |
| **TOTAL** | 79,894,005 | 100.00 | 78,693,936 | 100.00 | 158,587,941 | 100.00 |

(*) Foreign company
(**) Shareholders holding less than 5% of the voting capital.

## 16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

**CONTROLLING SHAREHOLDER/INVESTOR:**
**Cidade de Deus Cia Comercial de Particip.**

| | SHARES | |
|---|---|---|
| SHAREHOLDERS | COMMON | % |
| Nova Cidade de Deus Partic. S.A. | 2,204,062,097 | 44.22 |
| Fundação Bradesco | 1,629,622,730 | 32.69 |
| Lia Maria Aguiar | 417,744,408 | 8.38 |
| Lina Maria Aguiar | 417,744,408 | 8.38 |
| Other (*) | 315,378,857 | 6.33 |
| **TOTAL** | 4,984,552,500 | 100.00 |

(*) Shareholders holding less than 5% of the voting capital.

**CONTROLLING SHAREHOLDER/INVESTOR:**
**Nova Cidade de Deus Partic. S.A.**

| | SHARES | | | | | |
|---|---|---|---|---|---|---|
| SHAREHOLDERS | COMMON | % | PREFERRED | % | TOTAL | % |
| Fundação Bradesco | 85,895,018 | 46.30 | 196,575,069 | 98.35 | 282,470,087 | 73.29 |
| Cx. Benef. dos Funcionários Bradesco | | | 3,301,691 | 1.65 | 3,301,691 | 0.86 |
| Elo Participações S.A. | 99,616,804 | 53.70 | | | 99,616,804 | 25.85 |
| **TOTAL** | 185,511,822 | 100.00 | 199,876,760 | 100.00 | 385,388,582 | 100.00 |

**CONTROLLING SHAREHOLDER/INVESTOR:**
**Elo Participações S.A.**

| | SHARES | | | | | |
|---|---|---|---|---|---|---|
| SHAREHOLDERS | COMMON | % | PREFERRED | % | TOTAL | % |
| Shareholders (*) | 103,033,675 | 100.00 | 61,148,836 | 100.00 | 164,182,511 | 100.00 |
| **TOTAL** | 103,033,675 | 100.00 | 61,148,836 | 100.00 | 164,182,511 | 100.00 |

(*) No shareholder holds, individually, more than 5% of the voting capital.

**CONTROLLING SHAREHOLDER/INVESTOR:**
**Soc. Técnica Monteiro Aranha Ltda.**

| | SHAREQUOTAS | |
|---|---|---|
| SHAREHOLDERS | Number of sharequotas | % |
| Joaquim Monteiro de Carvalho | 15,163,633 | 99.99998 |
| Other | 3 | 0.00002 |
| **TOTAL** | 15,163,636 | 100.00000 |

**CONTROLLING SHAREHOLDER/INVESTOR:**
**AMC Participações S/C Ltda.**

| | SHAREQUOTAS | |
|---|---|---|
| SHAREHOLDERS | Number of sharequotas | % |
| Astrid Monteiro de Carvalho | 4,015,162 | 99.99998 |
| Soc. Técnica Monteiro Aranha Ltda. | 1 | 0.00002 |
| **TOTAL** | 4,015,163 | 100.00000 |

## 16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

**CONTROLLING SHAREHOLDER/INVESTOR:**
**CEJMC Participações S/C Ltda.**

| | SHAREQUOTAS | |
|---|---|---|
| SHAREHOLDERS | Number of sharequotas | % |
| Celi Elisabete Júlia M. de Carvalho | 2,923,469 | 99.99997 |
| Soc. Técnica Monteiro Aranha Ltda. | 1 | 0.00003 |
| TOTAL | 2,923,470 | 100.00000 |

**CONTROLLING SHAREHOLDER/INVESTOR:**
**SAMC Participações S/C Ltda.**

| | SHAREQUOTAS | |
|---|---|---|
| SHAREHOLDERS | Number of sharequotas | % |
| Sérgio Alberto M. de Carvalho | 2,923,469 | 99.99997 |
| Soc. Técnica Monteiro Aranha Ltda. | 1 | 0.00003 |
| TOTAL | 2,923,470 | 100.00000 |

## 16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

## 2 VARIATION IN OWNERSHIP INTEREST

| | | March 31, 2003 | | Change | | | March 31, 2004 | | |
|---|---|---|---|---|---|---|---|---|---|
| SHAREHOLDERS | Type | Number of shares | % | Purchase Subscription | Sale | New members | Number of shares | % | Variation % |
| Controlling shareholders | Common | 201,962,562 | 63.70 | | | | 201,962,562 | 63.70 | 0.00 |
| | Preferred | 138,846,116 | 23.07 | 33,000 | (6,336,901) | 10,000 | 132,552,215 | 22.03 | (1.04) |
| Members of the Board of Directors | Common | 18,763,534 | 5.92 | | | | 18,763,534 | 5.92 | 0.00 |
| | Preferred | 2,746,726 | 0.46 | 97,000 | (90,000) | 1 | 2,753,727 | 0.46 | 0.00 |
| Member of the Executive Board | Common | 0 | 0.00 | | | | 0 | 0.00 | 0.00 |
| | Preferred | 0 | 0.00 | 358,000 | (180,000) | | 178,000 | 0.03 | 0.03 |
| Members of the Fiscal Council | Common | 1 | 0.00 | | | | 1 | 0.00 | 0.00 |
| | Preferred | 3,541 | 0.00 | | | | 3,541 | 0.00 | 0.00 |
| Other Shareholders | Common | 96,323,295 | 30.38 | | | | 96,323,295 | 30.38 | 0.00 |
| | Preferred | 460,154,566 | 76.47 | (488,000) | 6,606,901 | (10,001) | 466,263,466 | 77.48 | 1.01 |
| **Total** | **Common** | **317,049,392** | **100.00** | **0** | **0** | **0** | **317,049,392** | **100.00** | **0.00** |
| | **Preferred** | **601,750,949** | **100.00** | **0** | **0** | **0** | **601,750,949** | **100.00** | **0.00** |

## 3 NUMBER OF SHARES ISSUED BY THE COMPANY WHICH ARE DIRECTLY OR INDIRECTLY HELD BY THE CONTROLLING SHAREHOLDERS, BOARD AND COMMITTEE MEMBERS

| | SHARES | | | | | |
|---|---|---|---|---|---|---|
| SHAREHOLDERS | COMMON | % | PREFERRED | % | Total | % |
| Controlling shareholders | 201,962,562 | 63.70 | 132,552,215 | 22.03 | 334,514,777 | 36.41 |
| Members of the Board of Directors | 18,763,534 | 5.92 | 2,753,727 | 0.46 | 21,517,261 | 2.34 |
| Members of the Executive Board | | | 178,000 | 0.03 | 178,000 | 0.02 |
| Members of the Fiscal Council | 1 | | 3,541 | | 3,542 | |

## 4 NUMBER OF OUTSTANDING SHARES

| | SHARES | | | | | |
|---|---|---|---|---|---|---|
| | COMMON | % | PREFERRED | % | TOTAL | % |
| Controlling shareholders/ treasury shares | 202,184,391 | 63.77 | 133,447,431 | 22.18 | 335,631,822 | 36.53 |
| Outstanding shares | 114,865,001 | 36.23 | 468,303,518 | 77.82 | 583,168,519 | 63.47 |
| **Total** | **317,049,392** | **100.00** | **601,750,949** | **100.00** | **918,800,341** | **100.00** |

## 17.01 – REPORT ON THE SPECIAL REVIEW – WITHOUT EXCEPTION

(Convenience Translation into English from the Original Previously Issued in Portuguese)

To the Board of Directors and Shareholders of
Klabin S.A.
São Paulo - SP

1. We have reviewed the accompanying quarterly financial information (ITR) of Klabin S.A. (the "Company") and its subsidiaries as of and for the three-month period ended March 31, 2004, consisting of the balance sheet as of March 31, 2004 and the statement of income for the three-month period then ended, Company and consolidated, and the performance reports, prepared in conformity with Brazilian accounting practices. This information is the responsibility of the Company's management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON) and the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas about the criteria adopted in preparing the quarterly financial information, and (b) review of the information and subsequent events that have or may have material effects on the financial position and operations of the Company and its subsidiaries.

3. Based on our review, we are not aware of any material modifications that should be made to the quarterly financial information referred to in paragraph 1 for it to be in conformity with accounting practices established by Brazilian corporate law and standards issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory quarterly information.

4. The individual and consolidated balance sheets as of December 31, 2003, presented for comparative purposes, were audited by other auditors, whose report thereon, dated February 16, 2004, contained an emphasis paragraph regarding the noncomparability of the financial statements for the years ended December 31, 2003 and 2002 due to the sale of investments and other assets. The individual and consolidated statements of income for the three-month period ended March 31, 2003, presented for comparative purposes, were reviewed by other auditors, whose report thereon, dated April 25, 2003, was qualified as to the incorrect classification of loans and financing, amounting to R$ 747,268,000, in long-term liabilities, uncertainties concerning the realizability of the investment of R$ 59,204,000 in Argentina, and emphasis about the Company's continuance as a going concern.

5. The accompanying quarterly financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, April 23, 2004

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Eduardo Jorge Costa Martins
Engagement Partner

## 01.01 - IDENTIFICATION

| 1 – CVM CODE | 2 - COMPANY NAME | 3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ) |
|---|---|---|
| 01265-3 | KLABIN S.A. | 89.637.490/0001-45 |

**SUBSIDIARY/ASSOCIATED COMPANY**

| 1 - COMPANY NAME |
|---|
| MIRCA LIMITED |

### 18.01 - STATEMENT OF INCOME OF THE SUBSIDIARY/ASSOCIATED COMPANY ( thousands of Brazilian reais – R$)

| 1 - CODE | 2 - DESCRIPTION | 3-1/01/2004 to 3/31/2004 | 4-1/01/2004 to 3/31/2004 | 5-1/01/2003 to 3/31/2003 | 6-1/01/2003 to 3/31/2003 |
|---|---|---|---|---|---|
| 3.01 | Gross sales and/or service revenues | 0 | 0 | 0 | 0 |
| 3.02 | Deductions | 0 | 0 | 0 | 0 |
| 3.03 | Net sales and/or service revenues | 0 | 0 | 0 | 0 |
| 3.04 | Cost of sales and/or services | 0 | 0 | 0 | 0 |
| 3.05 | Gross profit | 0 | 0 | 0 | 0 |
| 3.06 | Operating income (expenses) | 3.999 | 3.999 | 5.068 | 5.068 |
| 3.06.01 | Selling expenses | 0 | 0 | 0 | 0 |
| 3.06.02 | General and administrative expenses | (7) | (7) | (5) | (5) |
| 3.06.03 | Financial income (expenses), net | 4.006 | 4.006 | 5.073 | 5.073 |
| 3.06.03.01 | Financial income | 4.478 | 4.478 | 6.611 | 6.611 |
| 3.06.03.02 | Financial expenses | (472) | (472) | (1.538) | (1.538) |
| 3.06.04 | Other operating income | 0 | 0 | 0 | 0 |
| 3.06.05 | Other operating expenses | 0 | 0 | 0 | 0 |
| 3.06.06 | Equity in subsidiaries | 0 | 0 | 0 | 0 |
| 3.07 | Income from operations | 3.999 | 3.999 | 5.068 | 5.068 |
| 3.08 | Nonoperating income, net | 0 | 0 | 0 | 0 |
| 3.08.01 | Income | 0 | 0 | 0 | 0 |
| 3.08.02 | Expenses | 0 | 0 | 0 | 0 |
| 3.09 | Income before taxes on income/profit sharing | 3.999 | 3.999 | 5.068 | 5.068 |
| 3.10 | Provision for income and social contribution taxes | 0 | 0 | 0 | 0 |
| 3.11 | Deferred income tax | 0 | 0 | 0 | 0 |
| 3.12 | Statutory profit sharing/contributions | 0 | 0 | 0 | 0 |
| 3.12.01 | Profit sharing | 0 | 0 | 0 | 0 |
| 3.12.02 | Contributions | 0 | 0 | 0 | 0 |
| 3.13 | Reversal of interest on capital | 0 | 0 | 0 | 0 |
| 3.15 | Net income | 3.999 | 3.999 | 5.068 | 5.068 |
| | NUMBER OF SHARES, EX-TREASURY (thousands) | 3 | 3 | 3 | 3 |
| | EARNINGS PER SHARE | 1.333,00000 | 1.333,00000 | 1.689,33333 | 1.689,33333 |
| | LOSS PER SHARE | | | | |

**18.02 – COMMENTS ON PERFORMANCE OF SUBSIDIARY/ASSOCIATED COMPANY**

**Subsidiary/Associated Company : MIRCA LIMITED**

For a better analysis of the performance of Klabin companies, we present our comments on the consolidated results of operations for the period in section **08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE FOR THE THREE-MONTH PERIOD**

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM) (Unaudited)
QUARTERLY FINANCIAL INFORMATION (ITR) 3/31/2004 Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01265-3 KLABIN S.A. 89.637.490/0001-45

## 01.01 - IDENTIFICATION

| 1 – CVM CODE | 2 - COMPANY NAME | 3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ) |
|---|---|---|
| 01265-3 | KLABIN S.A. | 89.637.490/0001-45 |

## INDEX